Exhibit 3.1

PRINCETON CAPITAL CORPORATION

 THIRD AMENDMENT TO BYLAWS

 Approved by the Board of Directors on May 18, 2020

The Bylaws of Princeton Capital Corporation (the “Bylaws”) are hereby amended by striking Article XVI in its entirety and inserting the following provision in its place:

ARTICLE XVI

EXCLUSIVE FORUM FOR CERTAIN LITIGATION

Unless the Corporation consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, other than actions arising under federal securities laws, (b) any Internal Corporate Claim, as such term is defined in the MGCL, or any successor provision thereof, including, without limitation, (i) any action asserting a claim of breach of any duty owed by any director or officer or other employee of the Corporation to the Corporation or to the stockholders of the Corporation, or (ii) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the MGCL, the Charter or these Bylaws, or (c) any other action asserting a claim against the Corporation or any director or officer or other employee of the Corporation that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Corporation consents in writing to such court.

Unless the Corporation consents in writing to the selection of an alternative forum, the United States District Court for the District of Maryland shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended.